UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 29, 2026

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 29, 2026

E-NOTA-20261029-63977

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

A3 Mercados S.A. (A3 Markets)

Re: Material Fact. Regular Transaction with Related Parties. Section 72 Act no. 26,831.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs” or the “Company”), in order to report that in its meeting held on the date hereof, tgs’ Board of Directors approved the execution, together with its controlled company Procesadora de Gas del Sur S.A. (“PGS”), of two separate tripartite agreements with Pampa Energía S.A. (“Pampa”) for the provision of integrated transportation, metering, dispatch and delivery services in respect of Pampa’s natural gas originating from the Sierra Chata and El Mangrullo areas. In addition, this includes the carrying out by tgs of the infrastructure works connecting the Tratayén Plant to the head-end of the San Matías Pipeline.

The agreement for the Sierra Chata area provides for firm transportation capacity of 8 MMm³/d and firm metering and dispatch services for the same capacity. The agreement for the El Mangrullo area provides for firm transportation capacity of 8 MMm³/d, with an option to increase such capacity up to 10.5 MMm³/d; firm metering and dispatch services for the same capacity and subject to the same expansion option; as well as a connection service to the head-end of the San Matías Pipeline for a contracted capacity of 6 MMm³/d. tgs will be jointly and severally liable for PGS’s contractual obligations under the agreements. In addition, both agreements have a term of 15 years from their commencement date, which is expected to occur in April 2028.

It should be noted that, prior to the aforementioned approval, tgs’ Audit Committee was requested to issue a report pursuant to Sections 72(b) and 73 of Capital Markets Law No. 26,831.

On October 29, 2026, the Audit Committee issued a favorable opinion as to whether the terms and conditions of the agreements for the Sierra Chata and El Mangrullo areas may reasonably be deemed to be on an arm’s-length basis and in accordance with customary market conditions.

The Audit Committee’s opinion is available for consultation by accredited shareholders if so desired, upon request via email at: direcciondelegales@tgs.com.ar.

Yours sincerely.

Hernán Diego Flores Gómez

    Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: October 29, 2026.